SAMSON OIL & GAS PROVIDES OPERATIONAL ADVICE

Denver 1700 hours, March 5th 2009

Leonard #1-23H (10% working interest)

Samson Oil & Gas Limited (NYSE Alternext US: SSN /ASX: SSN) advises that the second half of the work over of the Leonard #1-23H has been completed using a conventional rig which successfully drilled out the remaining ball seats and cleaned out the residual frac sand.

Production tubing and a downhole pump has been run into the vertical part of the well bore and it was anticipated that pump rods would be installed and the beam pump initiated to establish a stable initial rate. However the pressure response from the clean out operation has been significant such that it has not been possible to run the pump rods with the well free flowing at 350 psig.

The plan therefore is to flow the well without artificial lift until such time as the artificial lift is required.

Samson is planning to fund 5 Proved Undeveloped locations that are adjacent to this well in which it will have various equities, with a blended average of 32.5%.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts (ADRs) are traded on the NYSE Alternext US under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration and completion activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's annual report to the U.S. Securities and Exchange Commission on Form 20-F for the fiscal year ended June 30, 2008, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.